UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Codexis, Inc.

(Name of Issuer) Common Stock, $0.0001 par value
(Title of Class of Securities) 192005106

(CUSIP Number)

Antonio Ferreira Martins, Chief Legal Officer

Raízen Energia S.A.

Avenida Presidente Juscelino Kubitschek, 1327

5th Floor, room 01

São Paulo, State of São Paulo, Brazil C.E.P. 04543-011

+55 11 97188 8186

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With Copies To:

Rubén Kraiem Keir D. Gumbs Covington & Burling LLP 620 Eighth Avenue New York, NY 10017 (212) 841-1002	Manuel Garciadiaz, Esq. Davis, Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000	William P. Rogers, Esq. Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, NY 10019 (212) 474-1000

March 20, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	192005106

1	NAME OF REPORTING PERSON – I.RS. IDENTIFICATION NO. OF ABOVE PERSON RAÍZEN ENERGIA S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRAZIL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON CO

CUSIP No.	192005106

1	NAME OF REPORTING PERSON – I.RS. IDENTIFICATION NO. OF ABOVE PERSON SHELL BRAZIL HOLDING B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION THE NETHERLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON CO

CUSIP No.	192005106

1	NAME OF REPORTING PERSON – I.RS. IDENTIFICATION NO. OF ABOVE PERSON ROYAL DUTCH SHELL PLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ENGLAND
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON CO

CUSIP No.	192005106

1	NAME OF REPORTING PERSON – I.RS. IDENTIFICATION NO. OF ABOVE PERSON COSAN S.A. INDUSTRIA E COMÉRCIO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRAZIL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON CO

CUSIP No.	192005106

1	NAME OF REPORTING PERSON – I.RS. IDENTIFICATION NO. OF ABOVE PERSON COSAN INVESTIMENTOS E PARTICIPAÇÕES S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRAZIL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON CO

CUSIP No.	192005106

1	NAME OF REPORTING PERSON – I.RS. IDENTIFICATION NO. OF ABOVE PERSON COSAN LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON CO

Item 1.    Security and Issuer.

This Amendment No. 1 (the “Amendment”) amends the Schedule 13D filed on June 7, 2011, by Raízen Energia Participações S.A. (“REPSA”) and Ispagnac Participações Ltda. (“Ispagnac”), both predecessors by operation of law of Raízen Energia S.A., a corporation formed under the laws of Brazil (“Raízen”), Royal Dutch Shell plc (“RDS” and, together with Ispagnac and Shell Brazil Holding BV, the “Shell Group”), Cosan S.A. Industria e Comércio (“Cosan S.A.”) and Cosan Limited (“Cosan”, and, together with Cosan S.A. and Cosan Investimentos e Participações S.A., the “Cosan Group”, and together with Raízen, and the Shell Group, the “Reporting Persons” ).

The Schedule 13D had been filed in connection with the acquisition by the parties listed in the Schedule 13D of 5,573,319 shares (the “Shares”) of common stock ($0.0001 par value) of Codexis, Inc., a Delaware Corporation (the “Company”).  The principal executive offices of the Company are located at 200 Penobscot Drive, Redwood City, California 94063.

Item 2.    Identity and Background.

(a)-(c) Raízen ranks among the five largest companies in Brazil by revenue and among the three largest distributors of fuels in that country. It is Brazil’s leading manufacturer of sugarcane ethanol and the largest individual Brazilian exporter of sugar. Its address is Avenida Presidente Juscelino Kubitschek, 1327 5th Floor, Room 01, City of São Paulo, State of São Paulo, Brazil, C.E.P. (Zip Code) 04543-011. Raízen was formed as part of a joint venture between members and affiliates of the Shell Group and the Cosan Group.

Ispagnac, was an indirect wholly owned subsidiary of RDS and was a company organized and existing under the laws of Brazil. Its principal business address was Avenida das Américas, 4200 Bloco 6, 1st floor (part), Barra da Tijuca Rio de Janeiro, RJ, CEP (Zip Code) 22640-102, Brazil. Ispagnac was merged into REPSA in November 30, 2012. On the same day, REPSA was merged into Raízen.

Shell Brazil Holding B.V., an indirect wholly owned subsidiary of RDS, is a company organized under the laws of Netherlands and its principal business address is 30, Carel Van Bylandtlaan, 2596 HR, The Hague, The Netherlands (“SBHBV”)

RDS is a public limited company registered in England and Wales and headquartered in The Hague, the Netherlands and its principal business address is 30, Carel Van Bylandtlaan, 2596 HR The Hague, the Netherlands, P7.

Cosan S.A., a direct subsidiary of Cosan, is a company organized and existing under the laws of Brazil and its principal business address is Avenida Presidente Juscelino Kubitschek, 1327, 4th floor, room 01, Sao Paulo, SP CEP (Zip Code) 04543-000, Brazil.

Cosan Investimentos e Participações S.A., an indirect subsidiary of Cosan Limited, is a company organized and existing under the laws of Brazil and its principal business address is Avenida Presidente Juscelino Kubitschek, 1327, 4th floor, room 25, Sao Paulo, SP, CEP (Zip Code) 04543-000, Brazil (“CIP”).

Cosan is a company organized and existing under the laws of Bermuda and its principal business address is Avenida Presidente Juscelino Kubitschek, 1327, 4th Floor, Sao Paulo, SP, (Zip Code) 04543-011, Brazil.

This Amendment is being filed by Raízen to report that on March 20, 2015, Raízen sold the Shares to Vivo Ventures Fund VII, L.P. and Vivo Ventures VII Affiliates Fund, L.P. As a result of this sale, the Reporting Persons no longer own the Shares.

(d)  During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding.

(e)  During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Raízen, CIP and Cosan S.A. were formed under the laws of Brazil., SBHBV is a company organized under the laws of Netherlands, and RDS is a public limited company registered in England and Wales. Cosan is a company organized and existing under the laws of Bermuda.

Item 3.    Source and Amount of Funds and Other Consideration

Not applicable.

Item 4.    Purpose of Transaction.

Not applicable.

Item 5.    Interest in Securities of the Issuer.

(a) - (b) The Reporting Persons ceased to be the beneficial owners of more than five percent (5%) of the Shares of the Company on March 20, 2015.

(c) The Reporting Persons have not effected any transaction in the Company’s common stock during the past 60 days other than the transactions described in this Schedule 13D.

(d) Not applicable.

(e) The Reporting Persons ceased to be the beneficial owners of more than five percent (5%) of the Shares of the Company on March 20, 2015.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to a Stock Purchase Agreement by and among Raízen, Vivo Ventures Fund VII, L.P. and Vivo Ventures VII Affiliates Fund, L.P., Raízen sold all of the Shares previously owned by it to Vivo Ventures Fund VII, L.P. and Vivo Ventures VII Affiliates Fund, L.P.

On June 1, 2011, the Reporting Persons entered into a joint filing agreement in which the Reporting Persons and Ispagnac agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the Common Stock of the Issuer to the extent required by applicable law. The joint filing agreement is incorporated herein by reference to Exhibit 99.1 to the Schedule 13D filed on June 7, 2011.

Item 7.    Materials to be Filed as Exhibits.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 14, 2015

RAÍZEN ENERGIA S.A. By: /s/ Antonio Ferreira Martins Name: Antonio Ferreira Martins Title: Chief Legal Officer	RAÍZEN ENERGIA S.A. By: /s/ Guilherme José de Vasconcelos Cerqueira Name: Guilherme José de Vasconcelos Cerqueira Title: Chief Finance Officer
SHELL BRAZIL HOLDING BV By: /s/ Hugh Cardozo Name: Hugh Cardozo Title: Director	SHELL BRAZIL HOLDING BV By: /s/ Tjerk Huijsinga Name: Tjerk Huijsinga Title:Director
ROYAL DUTCH SHELL PLC By: /s/ Hugh Cardozo Name: Hugh Cardozo Title: Director	ROYAL DUTCH SHELL PLC By: /s/ Tjerk Huijsinga Name: Tjerk Huijsinga Title: Director
COSAN INVESTIMENTOS E PARTICIPAÇÕES S.A. By: /s/ Ricardo Dell Aquila Mussa Name: Ricardo Dell Aquila Mussa Title: Executive Officer	COSAN INVESTIMENTOS E PARTICIPAÇÕES S.A. By: /s/ Marcelo de Souza Scarcela Portela Name: Marcelo de Souza Scarcela Portela Title: Executive Officer
COSAN S.A. INDUSTRIA E COMERCIO By: /s/ Ricardo Dell Aquila Mussa Name: Ricardo Dell Aquila Mussa Title: Vice-President	COSAN S.A. INDUSTRIA E COMERCIO By: /s/ Marcelo de Souza Scarcela Portela Name: Marcelo de Souza Scarcela Portela Title: Chief Legal Officer
COSAN LIMITED By: /s/ Marcos Marinho Lutz Name: Marcos Marinho Lutz Title: Chief Comercial Officer	COSAN LIMITED By: /s/ Marcelo Eduardo Martins Name: Marcelo Eduardo Martins Title: Chief Finance Officer